UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On October 28, 2022, SciSparc Ltd. (the “Company”) issued a press release entitled “SciSparc: Wellution™ Successfully Launched a New Keto Gummies Apple Cider Vinegar Product and Generated $100,000 In Revenues Within 30 Days”.  A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On November 1, 2022, the Company issued a press release entitled “SciSparc: Wellution™ Signs an Agreement with Logistics Facilities in New Jersey to Supports its Expansion to Additional e-Commerce Platforms”. A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

The first and second paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.1 and the first and second paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-266047, File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by SciSparc Ltd. on October 28, 2022 titled “SciSparc: Wellution™ Successfully Launched a New Keto Gummies Apple Cider Vinegar Product and Generated $100,000 In Revenues Within 30 Days”.
99.2	Press Release issued by SciSparc Ltd. on November 1, 2022 titled “SciSparc: Wellution™ Signs an Agreement with Logistics Facilities in New Jersey to Supports its Expansion to Additional e-Commerce Platforms”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: November 1, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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